Exhibit 12

Bausch & Lomb Incorporated
Statement Regarding Computation of Ratio of Earnings to Fixed Charges

(Dollar Amounts In Millions)

	Three Months Ended	Years Ended
	Mar. 30, 2002	Dec. 29, 2001	Dec. 30, 2000	Dec. 25, 1999	Dec. 26, 1998	Dec. 27, 1997
Earnings from continuing operations before provision for income taxes and minority interests	$ 28.6	$ 85.0	$ 160.7	$ 185.0	$ 119.7	$ 133.0

Fixed charges	12.8	59.1	70.1	90.3	102.6	57.9

Capitalized interest, net of current period amortization	0.1	0.2	0.2	0.2	0.3	0.3

Total earnings as adjusted	$ 41.5	$ 144.3	$ 231.0	$ 275.5	$ 222.6	$ 191.2

Fixed charges: Interest (including interest expense and capitalized interest)	$ 12.7	$ 58.3	$ 68.4	$ 88.3	$ 100.7	$ 56.1

Portion of rents representative of the interest factor	0.1	0.8	1.7	2.0	1.9	1.8

Total fixed charges	$ 12.8	$ 59.1	$ 70.1	$ 90.3	$102.6	$ 57.9

Ratio of earnings to fixed charges	3.2	2.4	3.3	3.1	2.2	3.3